UNITED STATES
SECURITIES AND EXCHANGE COMMISSION1
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Beazer Homes USA, Inc
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

07556Q105
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 07556Q105	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock
7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock
Call rights to purchase 50,000 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock
7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock
Call rights to purchase 50,000 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock
7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock
Call rights to purchase 50,000 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.19%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 07556Q105	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock
7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock
Call rights to purchase 50,000 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock
7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock
Call rights to purchase 50,000 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock
7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock
Call rights to purchase 50,000 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.19%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 07556Q105	13G/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock
7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock
Call rights to purchase 50,000 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock
7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock
Call rights to purchase 50,000 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock
7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock
Call rights to purchase 50,000 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.19%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 07556Q105	13G/A	Page 5 of 7 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on September 26, 2011 (the "Original Schedule 13G" as amended, the "Schedule 13G"), with respect to shares of common stock, par value $0.001(the "Common Stock"), of Beazer Homes USA, Inc., a Delaware corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.  This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC beneficially owns $400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock, 7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock, and call rights to purchase 50,000 shares of Common Stock; and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of $400,299 aggregate principal amount of 7.5% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,783,211 shares of Common Stock, 7.25% Tangible Equity Units, convertible into 1,507,607 shares of Common Stock, and call rights to purchase 50,000 shares of Common Stock beneficially owned by Highbridge International LLC.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC.

CUSIP No. 07556Q105	13G/A	Page 6 of 7 Pages

(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 76,384,641 shares of Common Stock issued and outstanding as of January 27, 2012, as disclosed in the Company's Quarterly Report on Form 10–Q for the quarterly period ended December 31, 2011, filed with the Securities and Exchange Commission on February 2, 2012. Therefore, based on the Company's outstanding shares of Common Stock, and for purposes of clauses (i) and (ii) below, assuming the conversion of the 7.5% Mandatory Convertible Subordinated Notes and the 7.25% Tangible Equity Units, as of the date hereof, (i) Highbridge International LLC may be deemed to beneficially own 4.19% of the outstanding shares of Common Stock of the Company; and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 4.19% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote See Item 4(a)
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 07556Q105	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATE:  February 14, 2012

HIGHBRIDGE INTERNATIONAL LLC		HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	Highbridge Capital Management, LLC its Trading Manager
		By:	/s/ John Oliva
		Name:	John Oliva
		Title:	Managing Director
By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

/s/ Glenn Dubin
Glenn Dubin